EXHIBIT 5.1

June 2, 2006

K2 Inc.

5818 El Camino Real

Carlsbad, CA 92008

Re:	Registration Statement on Form S-8 K2 Inc. 2006 Long-Term Incentive Plan

Ladies and Gentlemen:

I am rendering this opinion in connection with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed by K2 Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission with respect to the registration under the Securities Act of 1933, as amended (the “Act”) of (i) 3,400,000 shares of the Company’s Common Stock, $1.00 par value per share (the “Shares”), pursuant to the K2 Inc. 2006 Long-Term Incentive Plan (the “Plan”), and (ii) 3,400,000 Preferred Share Purchase Rights (the “Purchase Rights”) pursuant to the Rights Agreement dated July 1, 1999, between K2 Inc. and Harris Trust Company (the “Rights Agreement”).

In connection with this opinion, I have examined the Registration Statement, the Certificate of Incorporation and By-Laws, as amended, the Rights Agreement and such other documents, records, certificates, memoranda and other instruments as I have deemed necessary as a basis for this opinion. I have assumed the genuineness and authenticity of all documents submitted to me as originals, the conformity to original of documents submitted to me as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, subject to the assumptions stated above and relying on the statements of fact contained in the documents that I have examined, I am of the opinion that (i) the issuance by the Company of the Shares and Purchase Rights have been duly authorized and (ii) the Shares and the Purchase Rights, when issued in accordance with the terms of the Plan and the Rights Agreement, will be validly issued, fully paid and non-assessable.

I am admitted to practice in the State of New York, and am not admitted to the practice in the stated of Delaware. However, for limited purposes of the opinion above, I am generally familiar with the General Corporate Law of the State of Delaware (“DGCL”) as presently in effect and have made such inquiries as I consider necessary to render this opinion with respect to a Delaware corporation. This opinion letter is limited to the current federal laws of the United States, the laws of the State of New York and, to the limited extent set forth above, the DGCL, as such laws presently exist and to the facts as they presently exist. I express no opinion with respect to the effect or applicability of the laws of any other jurisdiction. I assume no obligation to revise or supplement this opinion letter should the laws of such jurisdictions be changed after the date hereof by legislative action, judicial decision or otherwise.

I hereby consent to filing this opinion as an exhibit to the Registration Statement. In giving this consent, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Act or the General Rules of the Securities and Exchange Commission.

Very truly yours,

By:	/s/ Monte H. Baier
Monte H. Baier
Vice President, General Counsel and Secretary